Comments of Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
NACCO Industries, Inc. Annual Meeting of Stockholders
May 12, 1999


         In 1998 NACCO Industries enjoyed the best year in its history. The Company benefited from robust demand for lift trucks, increased sales of kitchen appliances and increased lignite deliveries. Earnings in 1998 were $102.3 million, up 66 percent from $61.8 million in 1997 and up from $65.5 million before special items in 1995, our previous best year. Earnings per share were $12.53, compared with $7.55 in 1997. Our revenues increased 13 percent to $2.5 billion, compared with $2.2 billion in 1997. Earnings, earnings per share and revenues were all NACCO records.
         Return on equity in properly capitalized tangible assets, a key driver of the value of our Company, was 48 percent in 1998, compared with 39 percent in 1997. The S&P 500 average was 19 percent in 1998. Return on equity in total assets, which includes unamortized goodwill, was 18 percent in 1998, compared with 14 percent in 1997.
         Our 1998 results were driven by NMHG where an unusually favorable set of circumstances in the lift truck market, combined with excellent strategies and follow-through, led to record earnings. All of our businesses took advantage of ongoing cost reduction programs to drive market share and gain economies of scale.
         Before discussing more fully the operations and results at each of our subsidiaries, I want to emphasize that certain aspects of my remarks this morning include forward looking statements. Information concerning factors that could cause actual results to differ from these forward looking statements are described in Management's Discussion and Analysis on page 37 of our 1998 annual report.


                         NACCO Materials Handling Group
         NACCO Materials Handling Group was the key driver of our improved financial performance in 1998. NMHG's net income for the year was $75.1 million, up from $38.7 million in 1997, on revenues which increased 15 percent to $1.7 billion in 1998. Despite intense competition, NMHG's market share expanded in virtually every global region - to a leading 29 percent share in the Americas market, to 10 percent in Europe and to 10 percent in Asia-Pacific. Overall, our worldwide market share was 16 percent in 1998.
         NMHG's success last year resulted from several important factors. First, we went into the year with a large backlog of lift truck orders that included a good mix of higher margin, more fully priced trucks.
          Second, and very significantly, during 1998, NMHG became a much more operationally efficient organization. We now have in place a sound, focused infrastructure with consolidated new product development centers, a world headquarters focused on global strategic issues, and full-service geographic operating units with consolidated marketing activities. We have continued to shorten our product development cycle, moved manufacturing to low-cost countries, such as Mexico, and aggressively introduced state-of-the-art manufacturing with Demand Flow Technology. We've outsourced some activities and insourced others. Our Value Improvement Program, which includes quality improvement, has taken hold and become a fundamental part of our thinking process. And our marketing activities have been carried out with professionalism and creativity which have helped facilitate market share gains.
         Perhaps the most significant development at NMHG in 1998 was the implementation of a new retail distribution strategy which included permanently acquiring selected Hyster and Yale dealerships worldwide. We believe that owning selected dealerships will strengthen our distribution system by helping ensure a long-term focus on building market position in new unit sales and incremental parts and service business by bringing our management skills, business discipline and economy of scale focus to these businesses.
                                    North American Coal
         At North American Coal in 1998, all of our existing mines operated at or near capacity, with high levels of productivity. Our five operating mines sold 31.7 million tons of lignite in 1998, compared with 29.9 million tons sold in 1997. We are particularly proud of the performance by our San Miguel, Texas, mine. Despite record-breaking rainfall from last August through November, deliveries at San Miguel exceeded projections by 17 percent and costs were kept within budget. Our dragline limerock operations in Florida delivered 8.3 million cubic yards of limerock, compared with 7.6 million cubic yards in 1997.
         Net income was $20.3 million, compared with $19.0 million in 1997. Net income increased primarily as a result of increased lignite volume, a lower tax rate and increased royalty income.
         In 1998 we began construction of the Red Hills lignite mine near Ackerman, Mississippi. This mine is a joint venture, in which we own a 25 percent interest, with Phillips Coal Company. We expect to begin operations in the second half of next year, and we anticipate production will eventually reach 3 million tons annually.
         North American Coal's long tradition of protecting the environment and the safety of our mine employees was recognized again in 1998. Our mines received 5 environmental and safety awards from various state and national regulatory agencies. We are particularly proud to have received The Nature Conservancy of Texas' prestigious Corporate Conservation Leadership Award for "outstanding commitment to protecting our natural heritage."
                             NACCO Housewares Group
         In the second quarter of 1998, we began reporting the results of our Hamilton Beach/Proctor-Silex and Kitchen Collection subsidiaries on a combined basis as NACCO Housewares Group. This change reflects our plan to take advantage of the potential synergies between the two companies.
     Revenues for NACCO Housewares Group increased 8 percent to $537.6 million in 1998. Net income increased 45 percent to $15.2 million.
         Our  focus  on  market  share  at  Hamilton  Beach/Proctor-Silex  had a positive impact on operations. The company's North American market share increased in 1998 despite intense competition and modest growth in the small appliance segment. Our share gains in 1998 were the result of introducing a steady stream of new products with innovative designs and features, positioning Hamilton Beach and Proctor-Silex branded products at different levels of price, performance and features, and providing category management skills to our retail customers.
         Another key element of our operating strategy is to be a world low-cost manufacturer of kitchen electric appliances. The centerpiece of our plan is our new Saltillo, Mexico, manufacturing facility. The transition of manufacturing activities to Saltillo was carefully planned and executed during 1997 and 1998 to achieve maximum benefits with minimum disruption of production schedules. We expect our Saltillo facility to reach full production this year which we in turn expect to generate increasing cost benefits.
         Kitchen Collection store sales improved slightly over 1997, as growth opportunities in the mature factory outlet mall industry were limited. While outlet malls remain our core market, we continue to test Kitchen Collection stores in traditional shopping centers located in medium size markets. We are also selling our products through the Internet, which we believe will become an increasingly important distribution channel in the future.
                           1999 First Quarter Results
         As we anticipated, our first quarter operating results in 1999 were significantly lower in comparison to the record results in the first quarter of 1998. Net income was $11.7 million, or $1.44 per share compared with net income of $24.1 million, or $2.95 per share, on revenues which increased 2 percent to $613.5 million.
         First quarter results were most affected by NACCO Materials Handling Group, which had net income of $12.1 million, compared to $22.3 million in 1998, on essentially flat revenues of $438.5 million.
         NMHG's retail operations had a $2.7 million net loss, reflecting a build-up of retail management infrastructure and start-up costs for acquiring dealerships worldwide. This new strategy indicates the willingness we have shown over the years to absorb short-term charges to earnings, which we believe are better characterized as investments in the future.
         On the wholesale side of our business, we saw significant price pressure and resulting margin pressure in world markets as a result of a strong U.S. dollar and British pound sterling and low capacity utilization, particularly in Asia. Further, we sold fewer lift trucks in the quarter and our sales mix shifted to lower margin trucks. Finally, changes in the rate of lift truck model production at several of our factories resulted in some manufacturing inefficiencies.
         NACCO Housewares Group's sales growth momentum continued into the first quarter of 1999 as revenues increased 13 percent to $111.4 million. The Housewares Group narrowed its first quarter loss to $800,000 from $1.3 million in the first quarter of 1998. Operating results of the Housewares Group are, of course, seasonally weakest during the first quarter of the year.
         Our improved operating results in the first quarter were due to unit volume growth and a more profitable sales mix at Hamilton Beach/Proctor-Silex. The incremental impact of additional sales volume on net income was strong. These results were partially offset by costs incurred for consolidating distribution activities into a new warehouse in Memphis, Tennessee, and transferring product lines to our Mexican plants in Saltillo and Juarez.
         North American Coal reported net income of $2.7 million in the first quarter of 1999, compared with net income of $5.5 million in the first quarter of 1998. The primary drivers of North American Coal's operating results were a $1.2 million charge, as required under a new accounting pronouncement, to write off mine start-up costs previously capitalized, lower customer requirements at two of our mines and lower royalties from our eastern underground reserves mined by third parties. We also continued to incur increased costs for the development of international mining opportunities.
                                     Outlook
         NACCO Industries is approaching the 21st century with a strong and stable core of cash-generating businesses, all of which are well positioned for long-term, sustainable competitive advantage.
         At NACCO Materials Handling Group, we expect to incur further investment costs related to the start-up of our retail operations during 1999. We anticipate continuing competitive price and margin pressure since the dollar and pound are expected to remain strong against the yen and the euro. Later this summer we expect to begin manufacturing lift trucks at a new facility in Shanghai, China. This joint venture project is a strategic initiative designed to help us meet the growing needs of multinational companies doing business in China. In addition, we will remain vigilant in looking for opportunities to strengthen our business worldwide.
         At Hamilton Beach/Proctor-Silex, we expect the transfer of production to our Saltillo and Juarez, Mexico, facilities to be completed this year. As a result, manufacturing efficiency is expected to increase over the remainder of the year. We expect to continue introducing new products that will help drive sales growth and market share. We also expect to continue providing our customers with outstanding service and a high degree of marketing professionalism.
         North American Coal's operating mines are expected to continue generating steady income and substantial free cash flow in 1999, except as customer power plant outages reduce lignite requirements. However, we anticipate that royalty payments over the remainder of 1999 will be comparable with the first quarter of 1999, and well below the 1998 level. For the past several years, North American Coal has been aggressively pursuing opportunities to transfer its world class mining capabilities to the international arena. We believe there are significant opportunities for growth through joint ventures in regions with newly privatizing markets, particularly in India and Turkey. We hope to finalize at least one of these excellent power plant/mining projects in these countries this year, or in early 2000.
         In summary, our strategy of achieving long-term sustainable competitive advantage is working. We have a stable core of sound businesses with leading market shares and high returns on equity. All of our businesses continue to generate substantial free cash flow.
         The key challenge we face as a company in meeting our long-term return on equity objectives will be to use cash flow wisely for a combination of internal investments in our business units, debt reduction, acquisitions to support our business units, and returning funds to stockholders through dividends and future share repurchases.
         NACCO's share price does not suggest the excellent results that we enjoyed in 1998, reflecting the fact that our kind of company has not been in market favor recently. Using a common investment community valuation approach called Total Enterprise Value as a multiple of Earnings Before Interest, Taxes, Depreciation and Amortization, our share price and debt level at year end 1998 reflected a multiple of 4.2 times Based on 12 months of earnings ended March 31, 1999, our multiple stood at 4.1 times, compared with an S&P Industrials median of 15 times.
         By meeting our return on equity objective of at least 14 percent and retaining our current high portion of those earnings in the Company, the earnings to which price/earnings and Total Enterprise Value-EBITDA ratios are applied should increase on average by at least 12 percent annually. Assuming market multiples do not decline further, this should lead to a comparable stock price appreciation over time with the further possibility of more appropriate Total Enterprise Value-EBITDA ratios. Notwithstanding the current market favoritism for large capitalization growth stocks, we continue to believe NACCO represents an attractive investment. We will continue to meet with prospective investors and analysts to make sure our story is thoughtfully understood.
     In closing, I want to welcome Dick Osborne to our board. Dick has been chairman and chief executive officer of ASARCO Incorporated. We are privileged to have him as a director.
         This concludes my formal remarks. I will be happy to answer any questions that you may have.